FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Participation in the Shale gas projects in Pennsylvania

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 16, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

February 16, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Participation in the Shale gas projects in Pennsylvania

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui and Mitsui Oil Exploration Co., Ltd., (“MOECO”) have entered into a definitive agreement with Anadarko Petroleum Corporation (“Anadarko”) to participate in the development and production of the Marcellus Shale gas project in the state of Pennsylvania (see attachment). The agreement was signed between Anadarko and Mitsui E&P USA LLC (“MEPUSA”), a subsidiary newly established in the U.S.A. by Mitsui and MOECO. The closing of the transaction is subject to the satisfaction of customary conditions and is expected to take place on 15th of March, 2010.

■	Contractual Coverage

Buyer	MEPUSA

Seller	Anadarko (Actual parties to the agreement are Anadarko E&P Company LP and Kerr-McGee Oil and Gas Onshore LP, both fully owned subsidiaries of Anadarko)

Acquired Assets	32.5% of Anadarko’s interest in the project leases* (*Initially equivalent to a 15.5% interest in the entire project lease and approximately 100,000 acres net to MEPUSA)

Consideration	MEPUSA will carry USD 1,400 million of Anadarko’s future development cost

■	Summary of the project ( Numbers are net to MEPUSA)

Peak Production	Between 360MMcfd and 460MMcfd

Total Project Costs	Between USD 3.0 and 4.0 billion

Life of Production	Approximately 60 years

The partners of this project will be drilling a few thousand wells during a span of over ten years and the total development cost of MEPUSA is estimated to be between USD 3.0 billion and USD 4.0 billion depending on the progress of the project.

Furthermore, MEPUSA have entered into an Area of Mutual Interest with Anadarko located primarily in the state of Pennsylvania to jointly acquire new leases for a period of ten years to further expand its business.

The global demand for natural gas is expected to continue to increase in the future as the need for cleaner energy continues to rise. Although the development of shale gas had been considered to be uneconomical in the past, due to recent technological advances and innovation, low cost development and production has become feasible in recent years mainly in the U.S. The Marcellus Shale, in which Mitsui will be developing, is considered to be one of the most attractive shale gas production areas due to its enormous resource volume, good access to the Northeastern U.S. with a huge market for natural gas, and its competitive development and production cost.

We expect that this project, which is operated by technically and financially capable partners, will become a core business base for Mitsui providing cash flow and profit in the long term. Additionally, we aim to expand our shale gas business into other areas within the U.S. and even others countries leveraging our global network and the knowledge and know how regarding shale gas acquired through this project.

Mitsui has positioned its energy and mineral resources business as a strategically significant business area and will continue to acquire attractive oil and natural gas assets in order to establish a more robust and well-balanced business portfolio.

[Summary of Anadarko]

Registered Company Name	Anadarko Petroleum Corporation

Location	United States of America

Listed Stock Exchange	NYSE

Employees	4,300

Total Assets*	USD 50 Billion

Daily Production*	0.6 Million boed

*	FY December 2009

[Summary of MOECO]

Company Name	Mitsui Oil Exploration Co., Ltd.

Representative	Yoshiyuki Kagawa, President and Chief Executive Officer

Head Office	Tokyo, Japan

Paid-in Capital	33,133.4 million Yen

Business Activities	Exploration, development, production and sales of crude oil, natural gas and other mineral resources and investment and lending to the companies engaged in these activities, etc.

Total Assets	367.6 billion Yen (as of March 31, 2009)

Mitsui’s Investment share	54.61%*

*

Please refer to Mitsui’s release letter titled “Acquisition of Share in Mitsui Oil Exploration Co., Ltd.” on 3rd of February, 2010. With this acquisition, Mitsui’s voting interest in MOECO will increase from 54.61% to 67.46%.

[Shareholding of MEPUSA]

Shareholders of MEPUSA	Investment Share
Mitsui & Co., Ltd.	60.0%

Mitsui Oil Exploration Co., Ltd.	40.0%

Attachment:         Map of the Acquired Assets

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7540

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

<Attachment>

Shale Gas Play in US.

Marcellus Shale
(Mitsui participates in this area)
Fayetteville Shale
Barnett Shale
Eagle Ford Shale
Haynesville Shale
Montana Thrust Belt
Cody
Williston Basin
Gammon
Greater Green River Basin
Uinta Basin
Piceance Basin
Mancos
Hermosa
Paradox Basin
Lewis
Pierre
Excello-Mulky
Cherokee Platform
Forest City Basin
Michigan Basin
Antrim
Illinois Basin
New Albany
Appalachian Basin
Devonian (Ohio)
Marcellus
Utica
Woodford
Anadarko Basin
Ardmore Basin
Bend
Fayetteville
Arkoma Basin
Woodford-Caney
Chattanooga
Black Warrior Basin
Conasauga
Valley and Ridge Province
Floyd-Neal
Barnett
Permian Basin
Ft. Worth Basin
Texas-Louisiana-Mississippi Salt Basin
Haynesville
Barnett-Woodford
Marfa Basin
Maverick Sub-Basin
Pearsall-Eagle Ford
Eagle Ford
Rio Grande Embayment
Shale Gas Plays
Basins
Stacked Plays
Shallowest / Youngest
Deepest / Oldest
Miles
0 100 200 300 400
N
eia

Authority: U.S. Energy Information Administration (EIA)

Project Area

Project Area
- Anadarko is promoting shale gas development within this area, and holds approximately 50% working interest of the Project.
- MEPUSA acquires 32.5 % of Anadarko's working interest which is equivalent to 15.5% working interest in the Project.
New York
Pennsylvania
West Virginia
District of
Virginia
Maryland
New Jer
As an area of mutual interest, Anadarko and MEPUSA agreed to jointly acquire additional leases within this area in the future.